July 20, 2007

U.S. Securities and Exchange Commission

Division of Corporation Finance – Mail Stop 3561

Washington, D.C. 20549

Attn: Tia Jenkins

Senior Assistant Chief Accountant

Office of Emerging Growth Companies

Re:	National Technical Systems, Inc.
Form 10-K for Fiscal Year Ended January 31, 2007
Filed April 30, 2007

Form 10-QSB for Fiscal Quarter Ended April 30, 2007

Filed June 13, 2007

File Number 0-16438

Ladies and Gentlemen:

This letter represents National Technical Systems Inc.’s (“Company”) response to the Commission’s comments set forth in the Commission’s letter to the Company dated July 11, 2007.

January 31, 2007 10-K

Report of Independent Registered Public Accounting Firm, page 32

1.

We noted that part of the examination was completed by other auditors, which was referenced in the report. Please include the audit reports issued by the other auditors covering this period. Refer to Rule 2-05 of Regulation S-X for guidance.

Response to 1.

The audit reports issued by the other auditors covering this period were included and filed with our 10-K on April 30, 2007 as Exhibit 23.2 and Exhibit 23.3 which include the consents and the reports of the independent auditors. Please see attached Exhibits.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

The Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or require any additional information, please contact me or Raffy Lorentzian, our Chief Financial Officer, at (818) 591-0776. Our fax number is (818)-591-0899.

Sincerely,

NATIONAL TECHNICAL SYSTEMS, INC.

/s/ William McGinnis

__________________________________

William McGinnis

President and

Chief Executive Officer

Attachments

Exhibit 23.2

Consent of Independent Auditors

We consent to the use of our report dated February 13, 2007, with respect to the financial statements and schedules of XXCAL Japan, Inc. for the periods ended December 31, 2005 and December 31, 2006 included in the Annual Report (Form 10-K) of National Technical Systems, Inc. for the year ended January 31, 2007.

/s/ Akira Wakatsuki

BA Tokyo & Co.

MEMBER OF MAZARS

Certified Public Accountants

Tokyo, Japan

April 25, 2007

INDEPENDENT AUDITOR'S REPORT

To the Shareholders and the Board of Directors of XXCAL Japan Inc.

We have audited the accompanying balance sheets of XXCAL Japan Inc. as of December 31,2006 and December 31, 2005 and the related statements of income and shareholder's equity for each of the two years through the periods ended December 31, 2006 and December 31, 2005, all expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We have performed our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above expressed in yen, present fairly, in all material respects, the financial position of XXCAL Japan Inc. as of December 31, 2006 and December 31, 2005, and the results of its operations for the years then ended in conformity with generally accepted accounting principles in Japan.

/s/ BA Tokyo & Co

BA Tokyo & Co

MEMBER OF MAZARS

Certified Public Accountants

Tokyo, Japan

February 14, 2007

Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use of our report dated April 23, 2007, with respect to the consolidated financial statements of NQA, Inc. for the years ended January 31,2007 and 2006, included in the Annual Report (Form 10-K) of National Technical Systems, Inc. for the years ended January 31, 2007 and 2006.

/s/ Pannell Kerr Forster PC

Boston, Massachusetts

April 23, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors

NQA, Inc.

We have audited the accompanying consolidated balance sheet of NQA, Inc. (the "Company") as of January 31, 2007 and 2006, and the related consolidated statements of operations and retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of NQA, Inc. as of January 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Pannell Kerr Forster PC

April 23, 2007